Exhibit 11

Pinnacle Entertainment, Inc.
Computation of Earnings Per Share

	For the years ended December 31,
	Basic			Diluted (a)
	2011	2010	2009	2011	2010	2009
	(in thousands, except per share data)
Average number of common shares outstanding	61,989	60,872	60,056	61,989	60,872	60,056
Average common share due to assumed conversion of share-based awards	—	—	—	478	—	—
Total shares	61,989	60,872	60,056	62,467	60,872	60,056

Income (loss) from continuing operations, net	$30,196	$(40,841)	$(63,051)	$30,196	$(40,841)	$(63,051)
Income (loss) from discontinued operations, net of income taxes	(32,735)	17,422	(195,251)	(32,735)	17,422	(195,251)
Net loss	$(2,539)	$(23,419)	$(258,302)	$(2,539)	$(23,419)	$(258,302)

Per share data:
Income (loss) from continuing operations	$0.49	$(0.67)	$(1.05)	$0.48	$(0.67)	$(1.05)
Income (loss) from discontinued operations, net of income taxes	(0.53)	0.29	(3.25)	(0.52)	0.29	(3.25)
Net loss per share	$(0.04)	$(0.38)	$(4.30)	$(0.04)	$(0.38)	$(4.30)

(a)	When the computed diluted values are antidilutive, the basic per share values are presented on the face of the audited Consolidated Statements of Operations.